

02006786

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8-20557

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION



FEB 28 2002
555

NAME OF BROKER-DEALER:
Walter J. Dowd, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Albany Street, Suite 4B
(No. and Street)

New York	NY	10280
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael D. Berger — 212-945-1404
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yodice and Company, P.C.
(Name — *if individual, state last, first, middle name*)

1259 Route 46, Bldg. 1	Parsippany	NJ	07054-4996
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3-15-02

OATH OR AFFIRMATION

I, **Michael Berger**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Walter J. Dowd, Inc.**, as of **December 31, 2001**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

Chief Financial Officer

Title

FRANK REITZ
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 8/17/2003

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole proprietor's Capital
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and under the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

NAME OF ORGANIZATION: WALTER J. DOWD, INC.

ADDRESS: 350 Albany Street, Suite 4B, New York, NY 10280

DATE: DECEMBER 31, 2001

NEW YORK STOCK EXCHANGE, INC.
20 BROAD STREET, 20TH FLOOR
NEW YORK, NY 10005

ATTN: Member Firms Department

Sir/Madam:

WE, THE UNDERSIGNED members or allied members of Walter J. Dowd, Inc. have caused an audit to be made in accordance with the prescribed regulations and have arranged for the prescribed financial report based upon such audit.

We hereby certify that, to the best of our knowledge and belief, the accompanying financial report prepared as of DECEMBER 31, 2001 represents a true and correct financial statement of our organization and that the report will promptly be made available to those members and allied members whose signatures do not appear below.



Brendan Dowd



Gordon Charlop



Michael D. Berger



Warren Meyers



John R. Colvin

I, ***Michael Berger***, swear that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Walter J. Dowd, Inc.**, as of **December 31, 2001**, are true and correct. I further swear that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions



Signature

Chief Financial Officer

Title

FRANK REITZ
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 8/17/2003

Notary Public

INDEX

Yodice and Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1259 Route 46 • Parsippany, New Jersey 07054
(973) 263-8228 FAX: (973) 263-2515

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Walter J. Dowd, Inc.
350 Albany Street, Suite 4B
New York, NY 10280

We have audited the accompanying statement of financial condition of Walter J. Dowd, Inc. as of December 31, 2001, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walter J. Dowd, Inc. at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Exchange Act of 1934. Such information, as well as the information contained in Schedule 4, has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Yodice and Company, P.C.
Parsippany, New Jersey

February 12, 2002

WALTER J. DOWD, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS:		
Cash Equivalents	$ 536,288	
Due from Clearing Broker	193,357	
Commissions Receivable	949,992	
Prepaid Expenses and Other Current Assets	396,563	
Total Current Assets		$ 2,076,200
NON-CURRENT ASSETS:		
Commodity Exchange Membership	10,000	
Furniture and Equipment - Net of Accumulated Depreciation of $50,692	7,941	
		17,941
		$ 2,094,141

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Cash Overdraft	$ 240,341	
Accounts Payable and Accrued Expenses	286,372	
Loans Payable Stockholders	307,300	
Deferred Taxes Payable	97,325	
Total Current Liabilities		$ 931,338
STOCKHOLDERS' EQUITY:		
Common Stock, No Par Value 200 Shares Authorized, 35 Shares Issued and 25 Shares Outstanding	201,000	
Additional Paid-In Capital	514,674	
Retained Earnings	822,129	
Less: Treasury Stock, 10 Shares at Cost	(375,000)	
		1,162,803
		$ 2,094,141

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001

REVENUE; COMMISSIONS	$ 7,771,977
EXPENSES:	
Floor Brokerage Exchange and Clearance Charges	870,723
Other Operating Expenses (Schedule 4)	5,537,236
	6,407,959
INCOME FROM OPERATIONS	1,364,018
OTHER INCOME (EXPENSE):	
Money Purchase and Profit Sharing Plans	(274,527)
Interest and Dividends	27,274
	(247,253)
INCOME BEFORE INCOME TAXES	1,116,765
INCOME TAXES	130,453
NET INCOME	$ 986,312

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance, January 1, 2001	$ 201,000	$ 514,674	$ 715,817	($ 375,000)	$ 1,056,491
Net Income	-	-	986,312	-	986,312
Cash Dividends	-	-	(880,000)	-	(880,000)
Balance, December 31, 2001	$ 201,000	$ 514,674	$ 822,129	($ 375,000)	$ 1,162,803

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2001

NONE

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 986,312
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	8,034
Deferred Income Tax Expense	29,225
(Increase) Decrease in:	
Due from Clearing Broker	7,766
Commissions Receivable	(39,877)
Prepaid Expenses and Other Current Assets	(336,486)
Increase (Decrease) in:	
Accounts Payable and Accrued Expenses	13,889
Taxes Payable	(6,140)
NET CASH PROVIDED BY OPERATING ACTIVITIES:	662,723
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividends Paid	(880,000)
Additional Cash Overdrawn	185,984
Short-Term Borrowings – Stockholders	307,300
NET CASH (USED) IN FINANCING ACTIVITIES	(386,716)
NET INCREASE IN CASH EQUIVALENTS	276,007
CASH EQUIVALENTS, Beginning of Year	260,281
CASH EQUIVALENTS, End of Year	$ 536,288
SUPPLEMENTAL CASH FLOWS INFORMATION:	
Cash Paid for Income Taxes	$ 107,368
Cash Paid for Interest	$ 0

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1: ORGANIZATION AND OPERATIONS

The Corporation was formed on December 16, 1975 under the laws of the State of New York for the purpose of operating as a broker-dealer. The Corporation is a member of the New York Stock Exchange, Inc. The Corporation leases seats on the floor of the New York Stock Exchange and owns a commodity membership on the Dublin Commodities Exchange. Its customer base extends throughout the United States, Canada and Europe, with an approximately 30% concentration in the eastern region of the United States.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Furniture and Equipment:
Furniture and Equipment is stated at cost. Depreciation is provided using the straight line method over a period of 5 years. Expenditures for major renewals and betterments that extend the useful lives of furniture and equipment are capitalized. Expenditures for maintenance and repair are charged to expense as incurred.

Recognition of Income and Expenses:
Customers' securities transactions are recorded on a settlement date basis in accordance with the general practices of the industry, with related income and expenses recorded on a trade date basis.

Income Taxes:
The Company, with the consent of its shareholders, has elected to have its income taxed under Section 1362 of the Internal Revenue Code, which provides that, in lieu of corporation income taxes, the shareholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is presented in these financial statements. This election became effective December 1, 1986. The Company has also elected to be treated as a New York S-Corporation which provides for a lower corporate tax rate and that stockholders are required to report their pro-rata share of S-corporation income on their New York Income Tax returns. The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes", which requires the use of the liability method of accounting for income taxes. The liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. The resulting deferred tax asset or liability is adjusted to reflect changes in tax laws as they occur.

Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents:
For the purpose of the statement of cash flows, cash equivalents include time deposits, and all highly liquid debt instruments with original maturities of three months or less.

NOTE 3: CONCENTRATION OF CREDIT RISK

The Company maintains cash balances in several financial institutions. The checking account is insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2001 money market funds, totaling $536,288, remained uninsured.

NOTE 4: DUE FROM BROKERS AND DEALERS

Commissions receivable from brokers and dealers clear primarily through Henderson Brothers, Inc., and the National Securities Clearing Corporation. A good faith deposit of $50,000 is required to be maintained at Henderson Brothers, Inc. Effective January 2, 2002, Henderson Brothers, Inc. will be known as LaBranche Financial Services, Inc. Some commissions are paid directly to the Corporation by the broker or dealer clearing the transaction.

NOTE 5: COMMODITY EXCHANGE MEMBERSHIP

This asset represents the cost of a membership on the Dublin, Ireland Commodities Exchange. The seat is currently inactive.

NOTE 6: LOANS PAYABLE STOCKHOLDERS

This balance consists of loans payable to the Company's five stockholders. The loans are unsecured, non-interest bearing and anticipated to be repaid in the current year.

NOTE 7: DEFERRED TAXES PAYABLE

	New York State	New York City	Total
Deferred Tax (Liability)	($ 9,500)	($ 111,250)	($ 120,750)
Deferred Tax Asset	1,900	21,525	23,425
Valuation Allowance	0	0	0
Net Deferred Tax Liability (Current)	($ 7,600)	($ 89,725)	($ 97,325)

NOTE 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital, as defined under SEC Rule 15c3-1, of $266,379, which was $ 204,289 in excess of its required net capital of $62,090 and the Company's net capital ratio was 3.50 to 1.

NOTE 9: MONEY PURCHASE AND PROFIT SHARING PENSION PLANS

Effective January 1, 1996, the Company sponsors a qualified money purchase and profit sharing pension plan that covers substantially all full time employees. Contributions to the profit sharing plan are discretionary and determined annually by management. Pension contributions are computed at 7.8% of annual compensation plus 5.7% of salaries that exceed the Social Security taxable wage base. The total expenses for the above plans amounted to $274,527 for the year ended December 31, 2001.

NOTE 10: COMMITMENTS

The Company has entered into separate lease agreements for seats on the New York Stock Exchange. One seat is leased from the estate of a former stockholder at the rate of $28,750 per month through December 28, 2001, and has been renewed through December 28, 2002. Another seat is leased under an agreement which expires March 4, 2002 at the rate of $ 27,000 per month. This lease will automatically renew for one year periods at the same lease rate unless otherwise negotiated or terminated within thirty days of the end of that year. Management anticipates that this lease will be renewed. A third seat had been leased for a one year period at the rate of $26,250 per month, and expired on December 31, 2001. The lease has been renewed through December 31, 2002. A fourth seat has been leased for a one year period effective May 11, 2001 at the rate of $28,000 per month. The fifth seat is a physical access seat with the New York Stock Exchange through September 13, 2002.

For the year ended December 31, 2001, the expense for seat leases was $1,289,935.

NOTE 11: INCOME TAXES

New York City does not recognize S-Corporation status. Accordingly, a provision has been made for such taxes based upon the applicable statutory rates. New York State taxes have been provided for utilizing the reduced rate applicable to New York State S-Corporations.

The components of the provision for income taxes consists of the following:

	New York State	New York City	Total
Current	$ 5,250	$ 95,978	$ 101,228
Deferred	500	28,725	29,225
	$ 5,750	$ 124,703	$ 130,453

Deferred taxes are provided for timing differences between the bases of assets and liabilities for financial statements and income tax purposes. The differences arise primarily from recognition of income and expense under the cash basis for tax purposes and different depreciation methods for financial statement and tax purposes.

NOTE 11 (CONTINUED)

The Company's provision for income taxes differs from applying the statutory income tax rate to income before income taxes. The primary differences result from deducting certain expenses for financial statement purposes but not for income tax purposes.

NOTE 12: RELATED PARTY TRANSACTIONS

The Company rents office space from the wife of a former stockholder on a month to month basis at the rate of $2,500 per month. Utilities are the responsibility of the Company.

Rent expense for the year ended December 31, 2001 totaled $30,000.

WALTER J. DOWD, INC.

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

SCHEDULE 1

CREDIT FACTORS:		
Stockholders' Equity		$ 1,162,803
Deferred Taxes Payable Relative to Nonallowable Assets		86,000
Total Credit Factors		1,248,803
DEBIT FACTORS:		
Commissions Receivable		557,195
Prepaid Expenses and Other Current Assets		396,563
Commodity Exchange Membership		10,000
Furniture and Equipment - Net of Accumulated Depreciation		7,941
Haircuts on Securities Positions; Money Market Funds-		10,725
Total Debit Factors		982,424
Net Capital		266,379
Less: Minimum net capital requirements Greater of 6 2/3% of aggregate indebtedness or $25,000		62,090
Remainder: Capital in Excess of all Requirements		$ 204,289
CAPITAL RATIO (maximum Allowance 1500%):		
Aggregate Indebtedness	931,338	
	---------- = 350%	
Divided by Net capital	266,379	
AGGREGATE INDEBTEDNESS:		
Cash Overdraft		$ 240,341
Accounts Payable and Accrued Expenses		286,372
Loans Payable Stockholders		307,300
Deferred Taxes Payable		97,325
		$ 931,338
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2001):		
Net Capital, as Reported in Company's Part IIA FOCUS Report		$ 214,050
Net Audit Adjustments		52,329
Net Capital Per Above		$ 266,379

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2001

SCHEDULE 2

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemptions appearing in Paragraph (k)(2)(B) of the Rule.

INFORMATION RELATING TO POSSESSIONS OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2001

SCHEDULE 3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemptions appearing in Paragraph (k)(2)(B) of the Rule.

WALTER J. DOWD, INC.
SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2001

SCHEDULE 4

OPERATING EXPENSES:	
Payroll - Officers	$ 2,510,000
Payroll - Others	836,480
Payroll Taxes	113,647
Seat Leases	1,289,935
Advertising	2,106
Charitable Contributions	38,400
Commissions	8,132
Computer and Data Processing Services	48,411
Continuing Education	8,812
Depreciation	8,034
Dues, Regulatory Fees and Registrations	13,275
Insurance	136,862
Meals and Entertainment	275,463
Miscellaneous Expense	8,922
Office, Stationery and Postage	41,219
Professional and Consulting Fees	90,574
Quote Services	2,923
Rent	30,000
Telephone	52,045
Travel	21,996
	$ 5,537,236

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

Yodice and Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1259 Route 46 • Parsippany, New Jersey 07054
(973) 263-8228 FAX: (973) 263-2515

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a -5

Board of Directors and Stockholders
Walter J. Dowd, Inc.
350 Albany Street, Suite 4B
New York, NY 10280

In planning and performing our audit of the financial statements and supplementary information of Walter J. Dowd, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.



Yodice and Company, P.C.
Parsippany, New Jersey

February 12, 2002